SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

iTeos Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46565G104

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

202-239-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,154,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,154,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Based on 35,551,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,524,135 shares of the Issuer’s Common Stock outstanding as of April 18, 2022 as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2022 and (ii) 27,218 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIPP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,154,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,154,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 35,551,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,524,135 shares of the Issuer’s Common Stock outstanding as of April 18, 2022 as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2022 and (ii) 27,218 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIPP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Aaron I. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,218*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,218*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,218*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents options exercisable by the Reporting Person within the next 60 days.

**

Based on 35,551,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,524,135 shares of the Issuer’s Common Stock outstanding as of April 18, 2022 as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2022 and (ii) 27,218 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIPP No. 46565G104	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Joe Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,154,058
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,154,058

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Based on 35,551,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,524,135 shares of the Issuer’s Common Stock outstanding as of April 18, 2022 as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2022 and (ii) 27,218 shares of Common Stock subject to options exercisable within the next 60 days.

CUSIPP No. 46565G104	SCHEDULE 13D

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on August 7, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC, Aaron I. Davis, and Joe Lewis, as amended by Amendment No. 1 filed on January 6, 2022 and Amendment No. 2 filed on March 21, 2022. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. For purposes of this Amendment No. 3, the “Reporting Persons” is defined collectively as Boxer Capital, Boxer Management, Mr. Davis and Mr. Lewis. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

All percentages are based 35,551,353 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 35,524,135 shares of the Issuer’s Common Stock outstanding as of April 18, 2022 as set forth in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2022 and (ii) 27,218 shares of Common Stock subject to options exercisable within the next 60 days.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,181,276 shares of Common Stock, representing 6.1% of the outstanding Common Stock.

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,154,058 shares of Common Stock which represents 6.1% of the outstanding Common Stock. Aaron I Davis beneficially owns 27,218 shares of Common Stock which represents 0.08% of the outstanding Common Stock.

In connection with his service as a director of the Issuer, Aaron I. Davis received from the Issuer grants of options to purchase shares of Common Stock of the Issuer. The table below reflects options to purchase shares of Common Stock of the Issuer owned by Aaron I. Davis that are not currently exercisable within the next 60 days:

Grant Date	Number of Options Not Exercisable Within 60 Days	Vesting Schedule
7/23/2020	5,997	The remainder of the grant will vest in equal monthly installments until the third anniversary of the grant date.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

Aaron I. Davis has sole power to vote or to direct the vote of the 27,218 shares of Common Stock he beneficially owns.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,154,058 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or direct the disposition of:

Aaron I. Davis has sole power to dispose or to direct the disposition of the 27,218 shares of Common Stock he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or direct the disposition of the 2,154,058 shares of Common Stock they beneficially own.

(c) Other than as described below, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days.

CUSIPP No. 46565G104	SCHEDULE 13D

Boxer Capital effected the following transactions in the Common Stock in the last 60 days:

Date	Transaction	Shares of Common Stock	Price Per Share
3/17/2022	Sale	575,201	$35.25
3/22/2022	Purchase	21,300	$31.875
3/22/2022	Purchase	3,700	$33.0898
3/22/2022	Purchase	5,000	$33.4278
3/23/2022	Purchase	20,000	$32.849
4/28/2022	Sale	150,000	$27.4021	(1)
4/29/2022	Sale	10,000	$28.2154
4/29/2022	Sale	115,000	$27.0145	(2)
5/2/2022	Sale	7,300	$26.905
5/2/2022	Sale	92,700	$27.5332	(3)
5/9/2022	Sale	25,000	$22.90890
5/9/2022	Sale	200,000	$23.46567	(4)
5/10/2022	Sale	95,150	$25.1798	(5)
5/10/2022	Sale	4,850	$24.7653	(6)
5/11/2022	Sale	891	$17.5320	(7)
5/11/2022	Sale	337,109	$18.2487	(8)

(1)	Reflects the weighted average sale price. The range of prices for such transaction is $27.88464 to $27.16000.

(2)	Reflects the weighted average sale price. The range of prices for such transaction is $27.2107 to $26.6900.

(3)	Reflects the weighted average sale price. The range of prices for such transaction is $28.00 to $27.14178.

(4)	Reflects the weighted average sale price. The range of prices for such transaction is $24.10 to $23.16430.

(5)	Reflects the weighted average sale price. The range of prices for such transaction is $25.8763 to $24.9379.

(6)	Reflects the weighted average sale price. The range of prices for such transaction is $24.8245 to $24.7173.
(7)	Reflects the weighted average sale price. The range of prices for such transaction is $17.59 to $17.5268.
(8)	Reflects the weighted average sale price. The range of prices for such transaction is $18.5817 to $17.6656.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated July 31, 2020, among Boxer Capital, Boxer Management, MVA Investors, Aaron I. Davis and Joe Lewis, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on August 7, 2020.

CUSIPP No. 46565G104	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2022

BOXER CAPITAL, LLC

By:	/s/Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

AARON I. DAVIS

By:	/s/ Aaron I. Davis
Aaron I. Davis, Individually

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually